UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Tenax Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

88032L506

(CUSIP Number)

Stuart Rich

3621 Grove Street

Skokie, Illinois 60076

(847) 460-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2023

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88032L506

1	NAME OF REPORTING PERSONS Stuart Rich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,343(1)
	8	SHARED VOTING POWER 190,960(2)
	9	SOLE DISPOSITIVE POWER 24,343(1)
	10	SHARED DISPOSITIVE POWER 190,960(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,303(4)(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.32%(6)
14	TYPE OF REPORTING PERSON IN

1 Includes 3,125 shares of common stock, $0.0001 par value per share (the “Common Stock”) of Tenax Therapeutics, Inc., a Delaware corporation (the “Issuer”), underlying options held by Dr. Rich directly that are exercisable within 60 days of the date of this Amendment No. 4 to Schedule 13D.

2 Includes 95,480 shares of Common Stock owned by the Andrea Rich Trust, of which Dr. Rich serves as co-trustee and shares voting and dispositive power with regard to the Common Stock held by the Andrea Rich Trust.  Dr. Rich and his children are beneficiaries of the Andrea Rich Trust.  It also includes 95,480 shares of Common Stock owned by the Stuart Rich Trust.  Mrs. Rich serves as trustee of the Stuart Rich Trust and delegated to Dr. Rich, in his capacity as special asset advisor, voting and dispositive power with regard to the Common Stock held by the Stuart Rich Trust.  Mrs. Rich and her children are beneficiaries of the Stuart Rich Trust.

3 Includes an aggregate of 190,960 shares of Common Stock, with 95,480 shares of Common Stock owned by each of the Trusts.

4 Includes 3,125 shares of Common Stock underlying options held by Dr. Rich directly that are exercisable within 60 days of the date of this Amendment No. 4 to Schedule 13D.

5 Includes an aggregate of 190,960 shares of Common Stock, with 95,480 shares of Common Stock owned by each of the Trusts.

6 This percentage is based on 9,265,099 shares of Common Stock outstanding as of February 7, 2023, as reported in the Issuer's Current Report on Form 8-K (“Form 8-K”) filed with the SEC on February 7, 2023.

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CUSIP No.	88032L506

1	NAME OF REPORTING PERSONS Andrea Rich 2021 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER[7] 95,480(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 95,480 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,480(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%(2)
14	TYPE OF REPORTING PERSON OO

________________________

1 95,480 shares of Common Stock owned by the Andrea Rich Trust of which Dr. Rich serves as co-trustee and shares voting and dispositive power with regard to the Common Stock held by the Andrea Rich Trust.  Dr. Rich and his children also are beneficiaries of the Andrea Rich Trust.

 2 This percentage is based on 9,265,099 shares of Common Stock outstanding as of February 7, 2023, as reported in the Issuer's Form 8-K filed with the SEC on February 7, 2023.

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CUSIP No.	88032L506

1	NAME OF REPORTING PERSONS Stuart Rich 2022 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER -0-
SHARES BENEFICIALLY	8	SHARED VOTING POWER[8] 95,480(1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER -0-
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 95,480(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,480(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.03%(2)
14	TYPE OF REPORTING PERSON OO

________________________

1 95,480 shares of Common Stock owned by the Stuart Rich Trust.  Mrs. Rich serves as trustee of the Stuart Rich Trust and delegated to Dr. Rich, in his capacity as special asset advisor, voting and dispositive power with regard to the Common Stock held by the Stuart Rich Trust.  Mrs. Rich and her children also are beneficiaries of the Stuart Rich Trust.

 2 This percentage is based on 9,265,099 shares of Common Stock outstanding as of February 7, 2023, as reported in the Issuer's Form 8-K filed with the SEC on February 7, 2023.

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CUSIP No.	88032L506

SCHEDULE 13D

This Amendment No. 4 on Schedule 13D (“Schedule 13D/A”), which amends the statement on Schedule 13D filed with the SEC on June 22, 2021, as further amended and filed with the SEC on December 6, 2021, September 23, 2022 and January 6, 2023 (“Schedule 13D”), is filed by Dr. Rich and the Trusts (collectively with Dr. Rich, the “Reporting Persons”).  Except as expressly amended below, the Schedule 13D remains in effect.  Capitalized terms used but not defined in this Schedule 13D/A shall have the meanings set forth in the Schedule 13D.

This Schedule 13D/A is being filed to show the Reporting Persons’ beneficial ownership further to increases in the number of issued and outstanding shares of the Issuer’s Common Stock.  The filing of this Amendment No. 4 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 4. Purpose of Transaction

Dr. Rich has acquired, and holds, the shares of Common Stock reported herein for investment purposes. He may acquire additional shares of Common Stock depending on market conditions and the business performance of the Issuer, but does not currently plan to purchase a number of additional shares of Common Stock that would result in a substantial change in his beneficial ownership or his ability to influence control of the Issuer.

Other than as described above, and except that Dr. Rich may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by him to one or more purchasers, or transfer or contribute shares of Common Stock to Trusts for estate planning purposes, Dr. Rich does not have any present plans which relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of  Schedule 13D.

Other than as described above, and except that the Trusts may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by it to one or more purchasers, the Trusts do not have any present plans which relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Persons, based on 9,265,099 shares of Common Stock outstanding as of February 7, 2023, as reported in the Issuer's Form 8-K.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons dated September 23, 2022  (incorporated by reference to Exhibit 99.1 of Amendment No. 2 to the Schedule 13D filed with the SEC on September 23, 2022).

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2023	/s/ Stuart Rich, M.D.
Stuart Rich, M.D.

Andrea Rich 2021 Irrevocable Trust

	By:	/s/ Stuart Rich, M.D.
	Name:	Stuart Rich, M.D.
	Title:	Co-Trustee

Stuart Rich 2022 Irrevocable Trust

By:	/s/ Andrea Rich
Name:	Andrea Rich
Title:	Trustee

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